Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

CHANGE OF COMPANY SECRETARY AND AUTHORIZED REPRESENTATIVE

The board of directors (the “Board”) of Guangshen Railway Company Limited (the “Company”) announces that, due to adjustment of work commitment, the engagement of Mr. Guo Xiangdong as the company secretary and an authorized representative of the Company has been terminated with effect from 3 December 2019.

Mr. Guo Xiangdong has confirmed that he has no disagreement with the Board and there is no other matter in relation to the termination of his engagement as the company secretary and an authorized representative of the Company that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Board also announces that, following the termination of the engagement of Mr. Guo Xiangdong as the company secretary and an authorized representative of the Company, Mr. Tang Xiangdong has been appointed as the company secretary and an authorized representative of the Company with effect from 3 December 2019. The biographic details of Mr. Tang Xiangdong are set out below.

Mr. Tang Xiangdong, male, born in September 1968, holds a bachelor’s degree of economics in planning and statistics and a master’s degree in business administration from Jinan University and is a senior accountant. Mr. Tang had previously served as the chief accountant of the Diversified Business Department of the Company, the office supervisor of the Revenue Settlement Center of the Company and the director of the Finance Department of the Company. He had served as the chief accountant of the Company from December 2008 to October 2019.

Having considered Mr. Tang Xiangdong’s background and experience, the Board is of the view that, although Mr. Tang Xiangdong does not possess the “academic or professional qualifications” which the Stock Exchange considers acceptable under Note 1 to Rule 3.28 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), he has obtained the “relevant experience” required under Note 2 to Rule 3.28 of the Listing Rules which enables him to discharge his duties and functions as the company secretary of the Company. The Company has sought a confirmation from the Stock Exchange and the Stock Exchange has confirmed that Mr. Tang Xiangdong, by virtue of his relevant experience, is capable of discharging his duties and functions as the company secretary of the Company under Rule 3.28 of the Listing Rules.

The Board would like to take this opportunity to thank Mr. Guo Xiangdong for his valuable contribution to the Company during his tenure of service and also welcome Mr. Tang Xiangdong on his new appointment.

By Order of the Board
Guangshen Railway Company Limited
Wu Yong
Chairman

Shenzhen, the PRC

3 December 2019

As at the date of this announcement, the Board consists of:

Executive Directors

Wu Yong

Hu Lingling

Luo Qing

Non-executive Directors

Guo Ji’an Yu

Zhiming Chen

Xiaomei

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting